DUPLICATE

Number: C0826654

BRITISH
COLUMBIA

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that TARSIS RESOURCES LTD. changed its name to ALIANZA MINERALS LTD. on April 29, 2015 at 09:34 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On April 29, 2015

CAROL PREST
Registrar of Companies
Province of British Columbia
Canada